Exhibit 99.1

Vedanta’s Aluminium & Power Business wins Jamkhani Coal Block

New Delhi, 13 Nov 2019: Vedanta Limited participated in and emerged as the highest bidder for the Jamkhani coal block in Sundargarh district, Odisha, in the 10th tranche of the captive coal block auction conducted by Ministry of Coal, Government of India. The coal block is in proximity to the company’s Jharsuguda aluminium smelter.

The Jamkhani coal block is one of the most attractive coal blocks for the company’s Jharsuguda plant in terms of location, annual capacity, reserves and readiness to produce.

The approved per annum capacity of the mine is 2.6 million tonnes. It has an extractable reserve of 114 million tonnes. Once operational, it will provide fuel security, improve power availability and further strengthen the company’s aluminium operations and performance.

This is the company’s second coal block after the Chotia coal block in Chhattisgarh that has an annual capacity of 1 million tonne.

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia, and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, Aluminium & Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment and on enhancing the lives of local communities. The company is conferred with, CII-ITC Sustainability Award, FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining & The Great Place to Work.

For two decades, Vedanta has been contributing to India’s growth story. The company is amongst the top private sector contributors to the exchequer with the highest ever contribution of INR 42, 560 Crore in FY 2019. Vedanta’s operations contribute 1% to India’s GDP.

Vedanta Limited is listed on BSE Limited and the National Stock Exchange of India Limited and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com